APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of American Brewers, Inc. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. American Brewers, Inc. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from American Brewers, Inc.'s core business or the inability to compete successfully against the with other competitors could negatively affect American Brewers, Inc.'s financial performance.

CHANGES IN ECONOMIC CONDITIONS COULD HURT AMERICAN BREWERS, INC.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect American Brewers, Inc.'s financial performance or ability to continue to operate. In the event American Brewers, Inc. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in American Brewers, Inc.'s management or vote on and/or influence any managerial decisions regarding American Brewers, Inc..

THE COMPANY MIGHT NEED MORE CAPITAL

American Brewers, Inc. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If American Brewers, Inc. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which American Brewers, Inc. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, American Brewers, Inc. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

LIMITED SERVICES

American Brewers, Inc. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

LACK OF ONGOING INFORMATION

American Brewers, Inc. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and American Brewers, Inc. is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although American Brewers, Inc. will carry some insurance, American Brewers, Inc. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, American Brewers, Inc. could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect American Brewers, Inc.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if American Brewers, Inc. is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if American Brewers, Inc. fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of American Brewers, Inc., and the revenue of American Brewers, Inc. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of American Brewers, Inc. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.